

GREAT QUEST
METALS LTD.

February 27, 2006



82-3116

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA 20549

SUPPL

Dear Sirs:

RE: Great Quest Metals Ltd. (the "Company")
Notice of 2006 Annual General Meeting & Record Date

In accordance with National Instrument 54-101, please be advised of the following information:

Meeting Type:	Annual General Meeting with NOBO List
Date & Time:	May 26, 2006 at 2:00 p.m.
Address:	595 Howe Street, 10th Floor, Vancouver, BC
Beneficial Ownership Determination Date:	April 21, 2006
Proxy Voting Cut-off Date and Time:	May 24, 2006
Proxy Material Available Date:	April 28, 2006
Class of Securities entitled to receive Notice to Vote	Common

Yours truly,

GREAT QUEST METALS LTD.

Jennifer Nestoruk
Corporate Secretary

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com